Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,										Six Months Ended June 30,
(dollars in thousands)	2008		2009(2)		2010(2)		2011		2012		2013		2012(2)
Net income (loss)	$10,360		$(55,823)		$(40,198)		$8,612		$10,046		$15,292		$(8,833)
Income tax expense (benefit)	14,487		(36,146)		(23,213)		6,919		9,587		6,567		(9,114)
Fixed charges	230,078		263,011		253,569		239,477		227,155		111,593		113,530

Earnings	254,925		171,042		190,158		255,008		246,788		133,452		95,583

Interest expense, net	156,716		191,455		185,517		170,524		156,762		74,508		78,424
Rent under leases representative of an interest factor (1/3)	73,362		71,556		68,052		68,953		70,393		37,085		35,106
Preferred dividends	0		0		0		0		0		0		0

Fixed charges	230,078		263,011		253,569		239,477		227,155		111,593		113,530

Ratio of earnings to fixed charges	1.1	x	0.7	x	0.7	x	1.1	x	1.1	x	1.2	x	0.8	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009 and the six months ended June 30, 2012, earnings were insufficient to cover fixed charges by $63.4 million and $92.0 million and $17.9 million, respectively.